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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934




                         BioSante Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  09065 V 10 4
                     ----------------------------------
                                 (CUSIP Number)


                                January 23, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / / Rule 13d-1(b)
  / / Rule 13d-1(c)
  /X/ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 09065 V 10 4               SCHEDULE 13G
-------------------------------------------------------------------------------
      1  NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Ross Mangano
-------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         Not Applicable                            (a) / /

                                                   (b) / /
-------------------------------------------------------------------------------
      3  SEC USE ONLY
-------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
-------------------------------------------------------------------------------
    NUMBER OF                  5  SOLE VOTING POWER
      SHARES                              11,575,000 (see Item 4)
   BENEFICIALLY              --------------------------------------------------
     OWNED BY                  6  SHARED VOTING POWER
       EACH                               0
    REPORTING                --------------------------------------------------
      PERSON                   7  SOLE DISPOSITIVE POWER
       WITH                               11,575,000 (see Item 4)
                             --------------------------------------------------
                               8  SHARED DISPOSITIVE POWER
                                          0
-------------------------------------------------------------------------------
       9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,575,000 (see Item 4)
-------------------------------------------------------------------------------
      10  CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES* / /
          Not Applicable
-------------------------------------------------------------------------------
      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          20.4%
-------------------------------------------------------------------------------
      12  TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------

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CUSIP NO. 09065 V 10 4               SCHEDULE 13G
-------------------------------------------------------------------------------
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         JO & Co
-------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         Not Applicable                            (a) / /

                                                   (b) / /
-------------------------------------------------------------------------------
      3  SEC USE ONLY
-------------------------------------------------------------------------------
      4  CITIZENSHIP OR PLACE OF ORGANIZATION
         Indiana Corporation
-------------------------------------------------------------------------------
    NUMBER OF                  5  SOLE VOTING POWER
      SHARES                              11,550,000 (see Item 4)
   BENEFICIALLY              --------------------------------------------------
     OWNED BY                  6  SHARED VOTING POWER
       EACH                               0
    REPORTING                --------------------------------------------------
      PERSON                   7  SOLE DISPOSITIVE POWER
       WITH                               11,550,000 (see Item 4)
                             --------------------------------------------------
                               8  SHARED DISPOSITIVE POWER
                                          0
-------------------------------------------------------------------------------
        9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,550,000 (see Item 4)
-------------------------------------------------------------------------------
      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES* / /
          Not Applicable
-------------------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           20.4%
-------------------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*
           CO
-------------------------------------------------------------------------------

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Item 1(a). Name of Issuer:
           ---------------

           The name of the issuer is BioSante Pharmaceuticals, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
           ------------------------------------------------

           The address of the principal executive offices of BioSante is 175 Olde Half Day Road, Suite 247, Lincolnshire,
           Illinois 60069.

Item 2(a). Name of Person Filing:
           ----------------------

           Ross Mangano and JO & Co.

Item 2(b). Address or Principal Business Office Or, if None, Residence:
           ------------------------------------------------------------

           The address of Mr. Mangano's and JO & Co's principal place of business is 112 West Jefferson Boulevard, Suite 613, South Bend, Indiana 46634.

Item 2(c). Citizenship:
           ------------

           Mr. Mangano is a United States citizen and JO & Co is an Indiana corporation.

Item 2(d). Title of Class of Securities:
           -----------------------------

           The class of equity securities to which this Statement relates is the common stock, no par value per share, of BioSante Pharmaceuticals, Inc.

Item 2(e). CUSIP Number:
           -------------

           The CUSIP number of the common stock is 09065 V 10 4.

Item 3.    If this Statement is filed pursuant to Rules 13d-1(b), or
           ---------------------------------------------------------
           13d-2(b) or (c), check whether the filing person is a:
           ------------------------------------------------------

         (a) / / Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

         (b) / /  Bank, as defined in Section 3(a)(6) of the Act.

         (c) / /  Insurance company, as defined in Section 3(a)(19) of the Act.

         (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940.

         (e) / /  An investment advisor in accordance with Rule
                  13d-1(b)(1)(ii)(E).

         (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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         (g) / /  A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).

         (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) / / A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.    Ownership:
           ----------
           (a) JO & Co's and Mr. Mangano's beneficial ownership includes 3,750,000 shares of common stock issuable upon exercise of a warrant and 7,800,000 shares of common stock held by JO & Co and 25,000 shares held by Mr. Mangano. Mr. Mangano is the President of JO & Co.

           (b) Percent of class: Ross Mangano: 20.4% and JO & Co: 20.4%. The foregoing percentages are calculated on the 52,952,943 shares of common stock reported to be outstanding by BioSante on its most recently filed quarterly report on Form 10-QSB for the quarter ended September 30, 2000.

           (c) Number of shares as to which Mr. Mangano has:

               (i)   Sole power to vote or to direct the vote....... 11,575,000

               (ii)  Shared power to vote or to direct the vote.....          0

               (iii) Sole power to dispose or to direct the
                     disposition of................................. 11,575,000

               (iv)  Shared power to dispose or to direct the
                     disposition of.................................          0

           (d) Number of shares as to which JO & Co has:

               (i)   Sole power to vote or to direct the vote....... 11,550,000

               (ii)  Shared power to vote or to direct the vote.....          0

               (iii) Sole power to dispose or to direct the
                     disposition of................................. 11,550,000

               (iv)  Shared power to dispose or to direct the
                     disposition of.................................          0

Item 5.      Ownership of Five Percent or Less of a Class:
             ---------------------------------------------

             Not Applicable.

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Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:
            ----------------------------------------------------------------
            Not Applicable.



Item 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company:
            -------------------------------------------------------------

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group:
            ----------------------------------------------------------

            Not applicable.

Item 9.     Notice of Dissolution of Group:
            -------------------------------

            Not Applicable.

Item 10.    Certification:
            --------------

            Not Applicable.





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  January 31, 2001                         /s/ Ross Mangano
                                                -------------------------------
                                                Ross Mangano


                                                JO & Co

                                                By:   /s/ Ross Mangano
                                                     --------------------------
                                                      Ross Mangano
                                                Its:  President

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                                    EXHIBIT 1


           Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of common stock of BioSante Pharmaceuticals, Inc.

           This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  January 31, 2001


JO & Co
    /s/ Ross Mangano
By: ----------------------------
    Ross Mangano
    Its:  President



/s/ Ross Mangano
--------------------------------
Ross Mangano